FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of September 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F [X]          Form 40 - F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [_]          No [X]



This Form 6-K consists of:

A press release issued by Vasogen Inc. on September 12, 2000, entitled: "Vasogen Announces Pre-clinical Results in Rhemumatoid Arthtitis".


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VASOGEN INC.


                                   By   /s/ Christopher Waddick
                                        ---------------------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date:  September 13, 2000

 Vasogen Inc.
                                                   INVESTOR CONTACT
   2155 Dunwin Drive
   Mississauga, ON, Canada L5L 4M1                 Glenn Neumann
   tel: (905) 569-2265   fax: (905) 569-9231       Investor Relations
   www.vasogen.com                                 tel: (905) 569-9065
                                                   e-mail: investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


         Vasogen Announces Pre-clinical Results in Rheumatoid Arthritis

Toronto, Ontario (September 12, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced results from University of Toronto researchers indicating that the Company's immune modulation therapy, VAS972, significantly inhibits joint swelling in a pre-clinical model of acute inflammation used to study rheumatoid arthritis.

These results, from research directed by Dr. Li Zhang of the Department of Laboratory Medicine and Pathobiology, Toronto General Hospital, University of
Toronto, were obtained using an animal model of acute inflammation, adjuvant-induced arthritis. The preliminary results showed that the administration of Vasogen's immune modulation therapy significantly reduced joint swelling in the treated animals by 52% (p < 0.05) compared to control animals. Furthermore, this inhibitory effect was shown to last for three months following a single course of therapy.

"Following our recent discovery of the involvement of the anti-inflammatory cytokine IL-10 in the mechanism of Vasogen's immune modulation therapies, we are now investigating its therapeutic potential in additional inflammatory conditions beyond those currently in clinical development," said Dr. Anthony Bolton, Vasogen's Director of Research. "The results announced today represent the first outcome of a broader research program aimed at identifying new therapeutic targets."

Autoimmune and inflammatory diseases, including rheumatoid arthritis, psoriasis, multiple sclerosis, and inflammatory bowel disease, refer to a large group of chronic, often serious illnesses, that together affect over 80 million people worldwide. Vasogen is currently conducting clinical trials in North America and Europe in peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury, graft-versus-host disease, and psoriasis, all of which have a significant inflammatory component. The results from the first of these clinical trials are expected in October of this year.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.